Exhibit 99.1

Declaration and Payment of

Interest on Shareholders' Equity

(São Paulo, December 20, 2005) - Aracruz Celulose S.A. (NYSE: ARA) hereby informs the American Depositary shareholders of Aracruz Celulose S.A. ("the Company") that the Executive Board of the Company, exercising the powers granted by the Board of Directors, in accordance with the decision taken in the meeting held on April 19, 2005, has today approved the declaration and payment of Interest on Shareholders’ Equity to the total amount of R$168,800,000.00 (one hundred sixty eight million and eight hundred thousand reais). This Interest on Shareholders’ Equity shall be attributed to the minimum compulsory dividend relating to the fiscal year 2005, and the individual declaration to the shareholders shall be made pursuant to the equity holdings at the close of the São Paulo stock market on December 27, 2005 ("Brazilian Record Date").

The amount to be declared and paid as Interest on Shareholders’ Equity shall be as follows:

Each American Depositary Share, representing 10 preferred shares of class"B", shall be entitled to the gross amount of R$1.7063732529. Due to the current floating exchange rate, the Company cannot predict any specific exchange rate for the conversion of the amount to be paid into U.S. Dollars at the time of payment thereof.

1 - The amounts declared as Interest on Shareholders’ Equity are subject to 15% Withholding Tax,

2 -	The payment of Interest on Shareholders’ Equity will be made by JPMorgan Chase Bank, the Depositary, from January 20, 2006 to holders of record as of December 30, 2005.

3 - The shares of the Company shall be traded "ex-Interest on Shareholders' Equity" as from December 28, 2005.

For further information, please contact our Investor Relations Department:

Phone: (55-11) 3301 4131